UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Venus Concept Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

92332W204
(CUSIP Number)

Masters Capital Management, LLC 3060 Peachtree Road, NW, Suite 1425 Atlanta, Georgia 30305 Telephone- (404) 364-2021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

666,702

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

666,702

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

666,702

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IA, OO

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Special Situations, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

383,345

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

383,345

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
383,345

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Masters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,050,047

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,050,047

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,050,047

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marlin Fund, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

330,684

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

330,684

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
330,684

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marlin Fund II, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

262,680

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

262,680

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
262,680

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MSS VC SPV LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

383,345

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

383,345

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
383,345

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92332W204

Item 1.	Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D/A filed on February 29, 2024 (the “Amendment No. 2”). The initial Schedule 13D filed on December 23, 2021, the Schedule 13D/A filed on November 21, 2022, the Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the “Schedule 13D”. This Amendment No. 3 relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Venus Concept Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A. with its principal executive offices located at 235 Yorkland Blvd., Suite 900, Toronto, Ontario M2J 4Y8 (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background. Item 2 is hereby amended and supplemented as follows:

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Masters Special Situations, LLC, a Georgia limited liability company (“MSS”), (ii) Masters Capital Management, LLC, a Georgia limited liability company (“MCM”), (iii) Michael Masters, a United States citizen, (iv) Marlin Fund, Limited Partnership, a Georgia limited partnership (“MFLP”), (iv) Marlin Fund II, Limited Partnership, a Georgia limited partnership (“MFIILP”), and (v) MSS VC SPV LP, a Delaware limited partnership (“MSSVC”) (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 3060 Peachtree Road, NW, Suite 1425, Atlanta, Georgia 30305.

Michael Masters is the controlling founder of each of MSS and MCM, each an investment management firm that serves as the investment manager to certain private funds, including MFLP, MFIILP, Marlin Fund III Limited Partnership (“MFIIILP”), Marlin Master Fund Offshore II, LP (“MMFO”) and MSSVC.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Persons came from the working capital of the private funds managed by each of MSS and MCM (including MFLP, MFIILP and MSSVC).

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented by adding thereto the following:

On June 11, 2024, the Reporting Persons sold 102,717 shares of Common Stock on the open market at a price of $1.1958 per share, excluding commissions.

On June 10, 2024, the Reporting Persons converted 1,350,000 shares of Voting Convertible Preferred Stock into 900,047 shares of Common Stock.

On June 7, 2024, the Reporting Persons sold 333,336 shares of Common Stock on the open market at a price of $1.2034 per share, and 53,895 shares of Common Stock on the open market at a price of $1.2228 per share, excluding commissions.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date of this Amendment No. 3 to Schedule 13D, (i) Michael Masters may be deemed to be the beneficial owner of 1,050,047 shares of Common Stock or 14.5% of the shares of Common Stock of the Issuer, (ii) MSS may be deemed to be the beneficial owner of 383,345 shares of Common Stock or 5.3% of the shares of Common Stock of the Issuer, (iii) MCM may be deemed to be the beneficial owner of 666,702 shares of Common Stock or 9.2% of the shares of Common Stock of the Issuer, (iv) MFLP may be deemed to be the beneficial owner of 330,684 shares of Common Stock or 4.6% of the shares of Common Stock of the Issuer, (v) MFIILP may be deemed to be the beneficial owner of 262,680 shares of Common Stock or 3.6% of the shares of Common Stock of the Issuer, and (vi) MSSVC may be deemed to be the beneficial owner of 383,345 shares of Common Stock or 5.3% of the shares of Common Stock of the Issuer, in each case based upon the 7,255,277 shares of Common Stock outstanding as of June 11, 2024, following the conversion of the Voting Convertible Preferred Stock of the Reporting Persons according to the Issuer.

Michael Masters has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,050,047 shares of Common Stock.

MSS has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 383,345 shares of Common Stock.

MCM has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 666,702 shares of Common Stock.

MFLP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 330,684 shares of Common Stock.

MFIILP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 262,680 shares of Common Stock.

MSSVC has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 383,345 shares of Common Stock.

Michael Masters has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,050,047 shares of Common Stock.

MSS has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 383,345 shares of Common Stock.

MCM has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 666,702 shares of Common Stock.

MFLP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 330,684 shares of Common Stock.

MFIILP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to vote or direct the vote of 262,680 shares of Common Stock.

MSSVC has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 383,345 shares of Common Stock.

As of June 7, 2024, MFLP and MFIILP have each ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Transactions in the securities of the Issuer during the last sixty days are described in Item 4 and set forth in Exhibit B.

The aforementioned shares of Common Stock were acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2024
(Date)

MASTERS CAPITAL MANAGEMENT, LLC

By: /s/ Michael Masters
Michael Masters, Managing Member

Masters SPECIAL SITUATIONS, LLC

By: /s/ Michael Masters
Michael Masters, Authorized Signatory

MICHAEL MASTERS

/s/ Michael Masters

MARLIN FUND, LIMITED PARTNERSHIP

By: /s/ Michael Masters

Michael Masters, Authorized Signatory

MARLIN FUND II, LIMITED PARTNERSHIP

By: /s/ Michael Masters
Michael Masters, Authorized Signatory

MSS VC SPV LP

By: /s/ Michael Masters
Michael Masters, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D, dated June 11, 2024, relating to the Common Stock of Venus Concept Inc. shall be filed on behalf of the undersigned.

June 11, 2024

(Date)

MASTERS CAPITAL MANAGEMENT, LLC

By: /s/ Michael Masters
Michael Masters, Managing Member

Masters SPECIAL SITUATIONS, LLC

By: /s/ Michael Masters
Michael Masters, Authorized Signatory

MICHAEL MASTERS

/s/ Michael Masters

MARLIN FUND, LIMITED PARTNERSHIP

By: /s/ Michael Masters
Michael Masters, Authorized Signatory

MARLIN FUND II, LIMITED PARTNERSHIP

By: /s/ Michael Masters
Michael Masters, Authorized Signatory

MSS VC SPV LP

By: /s/ Michael Masters
Michael Masters, Authorized Signatory

Exhibit B

TRANSACTIONS IN THE ISSUER BY THE REPORTING PERSONS

DURING THE PAST SIXTY DAYS

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
06/07/2024	Common Stock	Sale	333,336	$1.2034
06/07/2024	Common Stock	Sale	53,895	$1.2228
06/10/2024	Voting Convertible Preferred Stock; Common Stock	Conversion	1,350,000; 900,047	N/A
06/11/2024	Common Stock	Sale	102,717	$1.1958